UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer

EARNINGS RELEASE

3Q19



Earnings Release	December 2, 2019
Conference Call in English	December 2, 2019 11:00 a.m. (Brasília) / 9:00 a.m. (NY) / 2:00 p.m. (UK) Webcast: click here Telephone: US: +1 (646) 843 6054 Other countries: +55 (11) 2188-0155 Password: Oi Replay available until 12/9/2019: +55 (11) 2188-0400 Replay code: Oi
Conference Call in Portuguese SIMULTANEOUS TRANSLATION	December 2, 2019 11:00 a.m. (Brasília) / 9:00 a.m. (NY) / 2:00 p.m. (UK) Webcast: click here Telephone: +55 (11) 2188-0155 Other countries: +1 (646) 843 6054 Password: Oi Replay available until 12/9/2019: +55 (11) 2188-0400 Replay code: Oi

Consolidated Information and Results (Unaudited)

This report contains the operating and financial performance of Oi S.A. – under Judicial Reorganization ("Oi S.A." or "Oi" or "Company") – and its subsidiaries for the third quarter of 2019.

3Q19 HIGHLIGHTS OF BRAZILIAN OPERATIONS

- **3.6 MILLION HOMES PASSED (HPS) WITH FIBER (FTTH) AT THE END OF SEPTEMBER**
  - HPs are expected to reach 4.6 million in 2019 and 16 million in 2021.
- **11.4% OF HOMES PASSED (HPS) WITH FIBER WERE CONNECTED IN SEPTEMBER**
  - We closed the quarter with 408 thousand customers connected to FTTH, 72% growth compared to 2Q19..
- **36% MARKET SHARE OF NET ADDS IN POSTPAID IN 3Q19**
  - Second-highest share of net adds in the market for the period. From January to August 2019, Oi recorded 1.1 million net adds in the postpaid segment.
- **13.8% YEAR-ON-YEAR GROWTH IN POSTPAID CUSTOMER REVENUES**
  - Strong base growth translates into accelerated revenue increase in the postpaid segment
- **192% YEAR-ON-YEAR GROWTH IN IT REVENUES IN THE CORPORATE SEGMENT**
  - IT revenues are one of the main growth drivers of the corporate segment, due to high value-added products.

3Q19 HIGHLIGHTS

Summary

Table 1 – Highlights

in R$ million or otherwise stated	3Q19	3Q18	2Q19	YoY	QoQ	2019	2018	YoY
Oi S.A. Consolidated								
Total Net Revenues	5,001	5,481	5,091	-8.8%	-1.8%	15,223	16,695	-8.8%
Routine EBITDA	979	1,459	1,218	-32.9%	-19.6%	3,448	4,594	-25.0%
Routine EBITDA Margin (%)	19.6%	26.6%	23.9%	-7.0 p.p.	-4.3 p.p.	22.6%	27.5%	-4.9 p.p.
Routine EBITDA - IFRS16	1,374	n.a.	1,599	n.a.	-14.0%	4,600	n.a.	n.a.
Routine EBITDA Margin (%) - IFRS16	27.5%	n.a.	31.4%	n.a.	-3.9 p.p.	30.2%	n.a.	n.a.
Net Income (Loss) attributable to owners of the Company	-5,747	-1,336	-1,559	330.0%	n.m.	-6,738	27,949	n.m.
Net Debt	14,713	10,976	12,573	34.1%	17.0%	14,713	10,976	34.1%
Available Cash	3,192	5,161	4,296	-38.2%	-25.7%	3,192	5,161	-38.2%
CAPEX	2,065	1,526	2,061	35.3%	0.2%	5,851	4,021	45.5%

in R$ million or otherwise stated	3Q19	3Q18	2Q19	YoY	QoQ	2019	2018	YoY
BRAZIL								
Revenue Generating Units - ('000)	55,191	58,832	55,870	-6.2%	-1.2%	55,191	58,832	-6.2%
Residential	13,532	15,173	14,011	-10.8%	-3.4%	13,532	15,173	-10.8%
Personal Mobility	34,703	36,454	34,701	-4.8%	0.0%	34,703	36,454	-4.8%
B2B	6,702	6,565	6,761	2.1%	-0.9%	6,702	6,565	2.1%
Public Telephones	254	640	396	-60.3%	-35.9%	254	640	-60.3%
Total Net Revenues	4,955	5,431	5,046	-8.8%	-1.8%	15,087	16,543	-8.8%
Net Service Revenues[1]	4,917	5,382	5,004	-8.6%	-1.7%	14,960	16,409	-8.8%
Residential	1,803	2,084	1,857	-13.5%	-3.0%	5,541	6,399	-13.4%
Personal Mobility	1,726	1,765	1,691	-2.2%	2.0%	5,116	5,289	-3.3%
Customer [2]	1,667	1,670	1,633	-0.2%	2.1%	4,924	4,944	-0.4%
B2B	1,357	1,474	1,418	-7.9%	-4.2%	4,192	4,546	-7.8%
Net Customer Revenues[2]	4,823	5,230	4,900	-7.8%	-1.6%	14,641	15,884	-7.8%
Routine EBITDA	1,008	1,454	1,208	-30.7%	-16.6%	3,454	4,576	-24.5%
Routine EBITDA Margin (%)	20.3%	26.8%	23.9%	-6.4 p.p.	-3.6 p.p.	22.9%	27.7%	-4.8 p.p.
CAPEX	2,060	1,502	2,057	37.1%	0.2%	5,835	3,992	46.1%
Routine EBITDA - CAPEX	-1,053	-48	-849	2062.2%	24.0%	-2,381	583	-508.2%

(1) Excludes handset revenues.
(2) Excludes handset and network usage revenues.

IFRS 16 - Leases

As of January 1, 2019, the Company began adopting the IFRS 16 standards that came into effect then. The standard sets forth the principles for the recognition, measurement, presentation and disclosure of leases and requires tenants to account for all leases under a single model in the balance sheet.

For comparison purposes, we excluded the effects of this standard in the sections of this document, and we highlight all the effects of the adoption of the IFRS 16 in Tables 17 and 18 at the end of this document.

Net Revenues

Table 2 – Breakdown of Net Revenues

	Quarter					9 months			Weight %	
R$ million	3Q19	3Q18	2Q19	YoY	QoQ	2019	2018	YoY	3Q19	3Q18
Consolidated Total Net Revenues	5,001	5,481	5,091	-8.8%	-1.8%	15,223	16,695	-8.8%	100%	100%
Brazil	4,955	5,431	5,046	-8.8%	-1.8%	15,087	16,543	-8.8%	99.1%	99.1%
Residential	1,803	2,084	1,857	-13.5%	-3.0%	5,541	6,399	-13.4%	36.0%	38.0%
Personal Mobility	1,763	1,813	1,732	-2.8%	1.8%	5,240	5,422	-3.3%	35.3%	33.1%
Service	1,726	1,765	1,691	-2.2%	2.0%	5,118	5,289	-3.3%	34.5%	32.2%
Customer	1,667	1,670	1,633	-0.2%	2.1%	4,924	4,944	-0.4%	33.3%	30.5%
Network Usage	59	95	58	-38.4%	0.4%	192	345	-44.5%	1.2%	1.7%
Sales of handsets, SIM cards and others	37	48	41	-22.0%	-7.6%	124	132	-6.1%	0.7%	0.9%
B2B	1,357	1,475	1,419	-8.0%	-4.4%	4,195	4,547	-7.7%	27.1%	26.9%
Other services	32	59	38	-46.4%	-15.7%	112	175	-36.3%	0.6%	1.1%
International Operations	46	51	45	-8.5%	2.3%	136	152	-11.0%	0.9%	0.9%
Brazil										
Net Service Revenues	4,917	5,382	5,004	-8.6%	-1.7%	14,960	16,409	-8.8%	98.3%	98.2%
Net Customer Revenues	4,823	5,230	4,900	-7.8%	-1.6%	14,641	15,884	-7.8%	96.4%	95.4%

In 3Q19 consolidated net revenues totaled R$ 5,001 million, down 8.8% from 3Q18 and 1.8% lower than in the previous quarter. Net revenues from Brazilian operations ("Brazil") came to R$ 4,955 million in 3Q19 (-8.8% y.o.y. and -1.8% q.o.q.), while net revenues from international operations (Africa and East Timor) totaled R$ 46 million (-8.5% y.o.y. and +2.3% q.o.q.).

BRAZIL

Net revenues from Brazilian operations stood at R$ 4,955 million in 3Q19, 8.8% lower than in 3Q18. The three segments (Residential, Personal Mobility and B2B) continued to be impacted by a reduction in voice traffic. On the other hand, growth in data revenues in the Personal Mobility segment, FTTH revenues in the Residential segment and IT revenues in the Corporate segment partially offset this decline.

In the sequential comparison, net revenues fell 1.8%. However, customer base growth in the fiber and postpaid segments has been partially offsetting the decline in copper services (fixed voice and broadband) and prepaid products, consistently slowing down the pace of reduction in total revenues.

Total net service revenues, which exclude revenues from handset sales, stood at R$ 4,917 million in 3Q19 (-8.6% y.o.y. and -1.7% q.o.q.). Total net customer revenues, which exclude network usage and handset revenues, came to R$ 4,823 million (-7.8% y.o.y. and -1.6% q.o.q.).

Residential

Table 3 – Net Revenues, RGUs and ARPU of the Residential segment

	3Q19	3Q18	2Q19	YoY	QoQ	2019	2018	YoY
Residential								
Net Revenues (R$ million)	1.803	2.084	1.857	-13.5%	-3.0%	5.541	6.399	-13.4%
Revenue Generating Units (RGU) - ('000)	13,532	15,173	14,011	-10.8%	-3.4%	13,532	15,173	-10.8%
Fixed Line in Service	7,480	8,578	7,770	-12.8%	-3.7%	7,480	8,578	-12.8%
Fixed Broadband	4,531	5,016	4,672	-9.7%	-3.0%	4,531	5,016	-9.7%
Pay TV	1,522	1,579	1,569	-3.6%	-3.0%	1,522	1,579	-3.6%
ARPU Residential (R$)	79.2	80.2	78.9	-1.2%	0.4%	78.5	80.1	-2.0%

Net revenues from the Residential segment totaled R$ 1,803 million in 3Q19 (-13.5% y.o.y. and -3.0% q.o.q.). The fiber expansion plan is the main driver of the reversal of the downward trajectory of Residential revenues.

In the quarter, the Company continued to accelerate investments in fiber in order to deliver high-speed broadband to our customers' homes and provide a better experience, pursuing the strategy designed to increase profitability in the segment. The fiber expansion project (FTTH) has been presenting consistent results. The Company reached 3.6 million homes passed and over 408 thousand homes connected at the end of 3Q19.

Oi ended 3Q19 with 13,532 thousand RGUs in the Residential segment, down 10.8% from 3Q18 and 3.4% from the previous quarter, mainly due to the reduction in the fixed line base, following the natural market trend of reducing voice and the broadband copper usage.

Residential ARPU

Residential ARPU totaled R$ 79.2 in 3Q19, down 1.2% from 3Q18 and up 0.4% over 2Q19, driven by growth in broadband and pay-TV ARPU in the period.

Fixed Line

The Company closed 3Q19 with 7,480 thousand fixed line customers in the Residential segment (-12.8% y.o.y. and -3.7% q.o.q.). In the fixed line business, we see a continued decline in the demand for voice services, which are increasingly being replaced by mobile services, especially data services. As a result, fixed line ARPU, considering interconnection revenues, fell 12.9% year over year.

The Company is reducing its focus on copper, both voice and broadband, and prioritizing investments to accelerate the fiber project, with greater potential for value generation. With this strategy, is expected a greater pressure on the legacy product revenues.

Broadband

Oi ended 3Q19 with 4,531 thousand fixed broadband RGUs in the Residential segment (-9.7% y.o.y. and -3.0% q.o.q.). A total of 60.6% of fixed voice customers contracted our broadband services, beating the record of the previous quarter, reinforcing the efficiency of bundled sales.

Intense competition from regional players who offer broadband services in small towns outside major urban centers continues to be the main obstacle to broadband growth.

Most of the Company's current broadband base is composed of copper accesses (VDSL and ADSL). As mentioned above, the Company is decreasing proactive sales of its copper portfolio and intensifying focused expansion and commercial activity of FTTH. Based on Oi's infrastructure differential, accelerating customer expansion and migration to fiber are the main levers for growth recovery.

Fiber

In 3Q19, the Company continued to accelerate its investments in fiber. At the end of 3Q19, we reached 3.6 million homes passed (HPs), 1,130 thousand of which built in the third quarter. The Company currently has the capacity to build around 400 thousand homes passed per month. In addition, according to the Company's strategic plan, the goal is to reach 4.6 million homes passed by the end of 2019 and 16 million homes passed by the end of 2021.

We closed 3Q19 with over 408 thousand homes connected (HCs) to the fiber and a take-up rate of 11.4%. Oi Fibra was present in 73 municipalities at the end of 3Q19. In October, we reached 4.0 million HPs and over 488 thousand HCs, increasing the take-up rate to 12.3%. Also, with the strategy of accelerating FTTH sales, Oi continuesto sell IPTV via fiber.

The strategy of intensifying resources for Fiber is showing results. In terms of revenues, Fibra achieved an average monthly growth of 20% during 2019, contributing to partially offset the natural fall in copper and pay TV services revenues

The Company's strategic focus is to leverage its indisputable leadership in fiber and infrastructure, maximizing value in all business segments. Oi currently has over 363 thousand kilometers of fiber in the country.

Oi Pay TV

The Residential pay-TV base fell 3.6% from 3Q18 and 3.0% from 2Q19, totaling 1,522 thousand RGUs.

Oi recorded pay-TV net disconnections of 57 thousand RGUs compared with 3Q18 and 47 thousand RGUs compared with 2Q19. Oi TV's penetration in households with an Oi fixed line reached 20.3% in 3Q19 (+1.9 p.p. y.o.y. and +0.2 p.p. q.o.q.). Pay-TV ARPU rose 5.3% from 2Q19.

This result reflects the Company's strategy of concentrating resources in accelerating investments in fiber, as mentioned earlier, including the offering of fiber IPTV services.

Personal Mobility

Table 4 – Net Revenues and RGUs of the Personal Mobility segment

	3Q19	3Q18	2Q19	YoY	QoQ	2019	2018	YoY
Personal Mobility								
Net Revenues (R$ million)	**1,763**	**1,813**	**1,732**	**-2.8%**	**1.8%**	**5,240**	**5,422**	**-3.3%**
Service	1,726	1,765	1,691	-2.2%	2.0%	5,116	5,289	-3.3%
Customer [1]	1,667	1,670	1,633	-0.2%	2.1%	4,924	4,944	-0.4%
Network Usage	59	95	58	-38.4%	0.4%	192	345	-44.5%
Sales of handsets, SIM cards and others	37	48	41	-22.0%	-7.6%	124	132	-6.1%
Revenue Generating Units (RGU) - ('000)	**34,703**	**36,454**	**34,701**	**-4.8%**	**0.0%**	**34,703**	**36,454**	**-4.8%**
Prepaid Plans	25,670	29,099	26,168	-11.8%	-1.9%	25,670	29,099	-11.8%
Postpaid Plans [2]	9,032	7,355	8,533	22.8%	5.8%	9,032	7,355	22.8%

(1) Excludes handset and network usage revenues.
(2) Includes postpaid plans, *Oi Controle*, bundled mobile services and 3G (mini-modem).

Personal Mobility net revenues totaled R$ 1,763 million in 3Q19, 1.8% higher than in 2Q19, thanks to growth in the postpaid customer base, driven by simpler and more assertive regionalized offerings and migration from the prepaid customer base, and revenues from these products. In the annual comparison, these revenues declined 2.8%, reflecting lower interconnection tariffs and a reduction in the prepaid segment, in line with previous quarters.

Following the downward market trend, our prepaid customer base lost 498 thousand users between 2Q19 and 3Q19. This decline was due to migration from voice to data, the slow economic recovery, high unemployment rates (which strongly impact this sector) and lower interconnection tariffs. In addition to market factors, the migration process the Company is promoting, as previously mentioned, also contributed to the decline in the number of users, On the other hand, this movement observed in the prepaid segment benefits the postpaid segment, as prepaid customers migrate to more attractive offers. As a result, the postpaid customer base grew by 1,678 thousand users compared with 3Q18 and 499 thousand users compared with 2Q19.

The positive performance of postpaid products was due to the strategy of converting prepaid customers, combined with Oi's new offering portfolio, which is significantly simpler and more aligned with the market trend of migration from voice to data services. The launch of the new portfolio was sustained by continued investments in 4G and 4.5G, which increased the network's traffic capacity, leading to improved usage performance and, consequently, a substantial improvement in the customer experience.

Customer revenues, which exclude interconnection and handset revenues, totaled R$ 1,667 million in 3Q19, in line with 3Q18 (-0.2%) and 2.1% higher than in 2Q19. Data revenues moved up 11.5% over 3Q18 and 2.3% over 2Q19, closing 3Q19 at R$ 1,403 million, equivalent to 84.2% of total customer revenues in the quarter.

Meanwhile, network usage revenues totaled R$ 59 million in 3Q19, falling 38.4% from 3Q18 and increasing 0.4% over 2Q19. The annual comparison was impacted by a decline in MTR tariffs. Handset revenues totaled R$ 37 million, a decline of R$ 11 million from 3Q18 and R$ 4 million from 2Q19.

Oi closed 3Q19 with 34,703 thousand RGUs in Personal Mobility, down 4.8% from 3Q18, a reduction of 1,751 thousand net disconnections, with 3,429 thousand (-1.9%) disconnections in the prepaid segment mitigated by 1,678 thousand (+5.8%) in the postpaid segment. In the sequential comparison, RGUs remained flat.

Oi's total mobile customer base (Personal Mobility + B2B) totaled 37,528 thousand RGUs in 3Q19, 2,825 thousand of which in the B2B segment.

Prepaid

The prepaid customer base closed 3Q19 with 25,670 thousand RGUs, down 11.8% from 3Q18. This decline was driven by (i) the policy of disconnection of inactive customers; (ii) the migration of customers from the prepaid to the postpaid segment; and (iii) the market trend of SIM cards consolidation. Recharge volume decreased 5.8% from 3Q18 but increased 1.4% over 2Q19.

The number of customers making recharges fell 1.0% from 2Q19 and 9.8% from 3Q18, mainly due to (i) a decline in the prepaid market as a whole and (ii) high unemployment rates, which have a direct impact on prepaid revenues. The impact on revenues, including long-distance revenues, was a negative 12.7% in the annual comparison and a negative 1.5% in the sequential comparison. Prepaid ARPU fell 1.1% from 3Q18, but rose 1.1% over 2Q19.

Postpaid

Oi closed the quarter with 9,032 thousand RGUs in the postpaid segment (+22.8% y.o.y. and +5.8% q.o.q.), due to more competitive offerings and the strategy of encouraging prepaid customers to migrate to postpaid plans and more competitive offers. Gross adds grew 46.9% over 3Q18 and 0.6% over in 2Q19, resulting in net adds of 1,678 thousand RGUs over 3Q18 and 499 thousand RGUs over 2Q19. Our market share of net adds also picked up pace, reaching 36% until August 2019. This segment already accounts for 26% of the total Personal Mobility base and is expected to grow even further in the coming quarters.

The positive physical results were reflected in revenues (including long-distance revenues), grew 13.8% over 3Q18 and 4.9% over 2Q19. The Regional offerings, simplification, innovation, more aggressive sales, and the refarming of the 1.8 GHz frequency range for 4G and 4.5G were the main drivers enabling the results of the postpaid segment.

2G, 3G, 4G and 4.5G Coverage

Oi's 2G coverage reached 3,453 municipalities (93% of the country's urban population) in the 3Q19. While 3G coverage reached 1,645 municipalities (+0.9% y.o.y.), or 82% of the Brazilian urban population during the same period.

At the end of 3Q19, 4G coverage reached 936 municipalities (+12% y.o.y.), or 75% of Brazil's urban population (+1 p.p. y.o.y.). In addition, 4.5G coverage reached 42 municipalities, around 13% of the urban population.

Mobile ARPU

Mobile ARPU stood at R$ 16.3 in 3Q19 (+1.2% y.o.y. and +1.6% q.o.q.). Excluding MTR revenues, mobile ARPU increased 3.4% over 3Q18 and 1.6% over 2Q19.

B2B

Table 5 – Net Revenues and RGUs of the B2B segment

	3Q19	3Q18	2Q19	YoY	QoQ	2019	2018	YoY
B2B								
Net Revenues (R$ million)	**1,357**	**1,475**	**1,419**	**-8.0%**	**-4.4%**	**4,195**	**4,547**	**-7.7%**
Revenue Generating Units (RGU) - ('000)	**6,702**	**6,565**	**6,761**	**2.1%**	**-0.9%**	**6,702**	**6,565**	**2.1%**
Fixed	3,358	3,561	3,420	-5.7%	-1.8%	3,358	3,561	-5.7%
Broadband	502	538	515	-6.7%	-2.4%	502	538	-6.7%
Mobile [1]	2,826	2,452	2,812	15.2%	0.5%	2,826	2,452	15.2%
Pay TV	16	13	15	18.1%	8.0%	16	13	18.1%

(1) Includes postpaid plans, *Oi Controle*, bundled mobile services and 3G (mini-modem).

Net revenues in the B2B segment amounted to R$ 1,357 million in 3Q19, 8.0% lower than in 3Q18. This reduction was mainly due to a decline in voice traffic, a market-wide trend, and the cut in the regulated fixed-to-mobile (VC) and interconnection (MTR) tariffs. In the sequential comparison, net revenues fell 4.4%. The slower economic recovery is one of the factors that has been holding back the recovery in the segment, especially in medium enterprises.

The Company closed 3Q19 with 6,702 thousand RGUs, up 2.1% over 3Q18 and down 0.9% from 2Q19. Similarly, to the previous quarter, this result was mainly due to an increase in the mobile base (+15.2% y.o.y. and +0.5% q.o.q.) and the pay-TV base (+18.1% y.o.y. and +8.0% q.o.q.). In 3Q19, the number of RGUs increased by 136 thousand over 3Q18, but decreased by 59 thousand from 2Q19.

The Corporate segment maintains its annual growth track in RGUs. For this segment, the Company adopts a strategy of intensifying the offering of digital and IT solutions, improving the revenue mix and meeting the growing demand for corporate projects. The change in the Company's positioning, acting as an IT solutions integrator, has generated positive results in the product's net revenue, which increased 43.2% compared to 3Q18 and 25.0% in the sequential comparison

In the SME segment, the Company is adopting the Corporate strategy for medium enterprises and the B2C strategy for small enterprises, given their market similarities. Oi continues to market regional offerings and intensify its commercial actions together with the "Network Reuse" approach for FTTH.

In the Wholesale segment, non-regulated revenues accounted for 70% of total revenues, due to our strategy of increasing the share of non-regulated revenues in total revenues from the segment. In 2019, the segment is seeking to expand opportunities by investing in last-mile and on-site fiber, taking advantage of the Company's extensive and non-replicable infrastructure and capturing opportunities related to fiber expansion and network preparation for 5G.

The Company aims to be the main national provider of transmission and transportation network and facilitator of the 5G infrastructure in Brazil, capturing enormous value potential in the wholesale market. Fiber capillarity is also driving the repositioning of the Corporate segment, which will provide integrated telecom and ICT solutions in order to capture an increasing share of revenues in this growing market.

Operating Costs and Expenses

Table 6 – Breakdown of Routine Operating Costs and Expenses

R$ million	3Q19	3Q18	2Q19	YoY	QoQ	2019	2018	YoY
Routine Operating Costs and Expenses								
Brazil	**3.947**	**3.977**	**3.839**	**-0.7%**	**2.8%**	**11.633**	**11.967**	**-2.8%**
Personnel	605	654	589	-7.6%	2.6%	1,768	1,844	-3.0%
Interconnection	109	146	104	-25.2%	5.3%	349	492	-29.2%
Third-Party Services	1,497	1,492	1,493	0.4%	0.3%	4,477	4,339	3.2%
Network Maintenance Service	251	288	256	-12.9%	-2.2%	781	837	-6.6%
Handset Costs/Other (COGS)	34	44	44	-22.4%	-22.3%	125	114	9.8%
Marketing	148	73	113	101.7%	30.2%	332	236	40.6%
Rent and Insurance	1,071	1,104	1,053	-3.0%	1.7%	3,161	3,186	-0.8%
Provision for Contingencies	72	7	54	871.9%	33.0%	186	167	11.2%
Provision for Bad Debt	160	158	130	1.3%	22.3%	427	558	-23.5%
Taxes and Other Expenses (Revenues)	1	12	1	-87.4%	19.7%	5	193	-97.2%
International Operations	**75**	**45**	**35**	**66.3%**	**113.0%**	**142**	**134**	**5.9%**
Routine OPEX	**4,022**	**4,022**	**3,874**	**0.0%**	**3.8%**	**11,775**	**12,101**	**-2.7%**
IFRS 16 Effects	**-395**	**0**	**-381**	-	-	**-1.153**	**0**	-
Routine OPEX (Ajusted)	**3.627**	**4.022**	**3.493**	**-9.8%**	**3.8%**	**10.622**	**12.101**	**-12.2%**

Consolidated routine opex, including international operations, totaled R$ 4,022 million in 3Q19, in line with the same period of the previous year and an increase of 3.8% over 2Q19.

Routine opex from Brazilian operations amounted to R$ 3.947 million in 3Q19, a decline of 0,7% from 3Q18 and an increase of 2.8% over 2Q19. Considering inflation (IPCA) of 2.89% in the last 12 months, this result corresponded to a decrease of 3.54% in real terms compared to 3Q18.

As part of its strategic plan, the Company has been acting on 5 macro fronts of cost reduction and operational simplification: (i) Sales, Marketing and Service; (ii) Processes and Organization; (iii) Business Support; (iv) IT; and (v) Network and Field Operations. The actions resulting from the work on these fronts have been implemented throughout this year, and the financial impacts should be more relevant from 2020..

Personnel

Personnel costs and expenses totalized R$ 605 million, 7.6% reduction as compared to 3Q18 and increased 2.6% over 2Q19, the latter due to provisions for the payment of variable compensation related to the achievement of operational, financial and quality targets in 2019.

Interconnection

Interconnection costs in Brazilian operations amounted to R$ 109 million in 3Q19 (-25.2% y.o.y. and +5.3% q.o.q.). This decline was due to lower regulated tariffs.

Third-party Services

Despite the intensification of the Company's commercial activity, costs and expenses related to third-party services remained in line with 3Q18 (+0.4%) and 2Q19 (+0.3%), closing 3Q19 at R$ 1,497 million. Under this

heading are the expenses of Content Acquisition, Customer Relations, Billing, Sales, Electricity and General Expenses.

Network Maintenance Services

Network maintenance service costs and expenses in Brazilian operations totaled R$ 251 million in 3Q19 (-12.9% y.o.y. and -2.2% q.o.q.). This decline was due contract renegotiations and lower pay phone expenses, following the approval of the General Plan of Universalization Goals - PGMU, among other factors.

The reduction in network maintenance service costs and expenses was the result of our continuous efforts to increase efficiency in field operations, as well as process and customer service digitalization (Digital CO).

Handset Costs/Other (COGS)

Handset costs in Brazilian operations amounted to R$ 34 million in 3Q19 (-22.4% y.o.y. and -22.3% q.o.q.), due to lower handset sales.

Marketing

Marketing expenses totaled R$ 148 million in 3Q19 (+101.7% y.o.y. and +30.2% q.o.q.), driven by sales campaigns, e-care an sponsorships.

Rent and Insurance

Rent and insurance expenses in Brazilian operations totaled R$ 1,071 million in 3Q19, falling 3.0% from 3Q18 and edging up 1.7% over 3Q19, he increase in sequential comparison is due to higher EILD circuit rental costs. In the annual comparison, the reduction is explained by lower infrastructure rental costs.

Provision for Contingencies

In the quarter, provisions for contingencies in Brazilian operations totaled R $ 72 million, an increase of 33.0% compared to 2Q19. Compared to 3Q18, an increase of R $ 65 million. The increase is explained by the higher volume of Anatel lawsuits provisions.

Provision for Bad Debt

The provision for bad debt totaled R$ 160 million, 1.3% more than in 3Q18. In the sequential comparison, the provision for bad debt moved up 22.3%, higher due to a worsening in delinquency levels.

EBITDA

Table 7 – EBITDA and EBITDA margin

	3Q19	3Q18	2Q19	YoY	QoQ	2019	2018	YoY
Oi S.A.								
Routine EBITDA (R$ million)	979	1,459	1,218	-32.9%	-19.6%	3,448	4,594	-25.0%
Brazil	1,008	1,454	1,208	-30.7%	-16.6%	3,454	4,576	-24.5%
International Operations	-28	6	10	-601.5%	-378.9%	-6	18	-135.0%
Routine EBITDA Margin (%)	19.6%	26.6%	23.9%	-7.0 p.p.	-4.3 p.p.	22.6%	27.5%	-4.9 p.p.
Brazil	20.3%	26.8%	23.9%	-6.4 p.p.	-3.6 p.p.	22.9%	27.7%	-4.8 p.p.
International Operations	-81.4%	11.2%	22.5%	-72.5 p.p.	-83.9 p.p.	-4.7%	12.0%	-16.7 p.p.
IFRS 16 Effects	395	0	381	n.m.	n.m.	1,153	0.0%	-
Routine EBITDA (R$ million) - Ajusted	1,374	1,459	1,599	-5.8%	-14.0%	4,600	4,594	0.1%
Non-routine Items (R$ million)	-2,821	0	-167	n.m.	n.m.	-2,001	156	n.m.
EBITDA (R$ million) - Ajusted	-1,447	1,459	1,431	-199.1%	-201.1%	2,599	4,750	-45.3%
Brazil	-1,418	1,454	1,421	-197.6%	-199.8%	2,605	4,732	-44.9%
International Operations	-28	6	10	-600.6%	-378.3%	-6	18	-134.7%
EBITDA Margin (%)	-28.9%	26.6%	28.1%	-55.6 p.p.	-57.0 p.p.	17.1%	28.5%	-11.4 p.p.

Consolidated routine EBITDA totaled R$ 979 million in 3Q19 (-32.9% y.o.y. and -19.6% q.o.q.).

Routine EBITDA from Brazilian operations amounted to R$ 1,008 million in 3Q19 (-30.7% y.o.y. and -16.6% q.o.q.). The routine EBITDA margin from Brazilian operations was 20.3% (-6.4 p.p. y.o.y. and -3.6 p.p. q.o.q.).

Routine EBITDA from international operations (Africa and East Timor) was a negative R$ 28 million in the quarter, versus R$ 6 million in 3Q18 and R$ 10 million in 2Q19.

Non-routine items were negative by R$ 2,821 million in 3Q19 and refer to (i) asset impairment totaling R$ 3,342 million and (ii) PIS and COFINS credits on ICMS tax of R$ 531 million.

Investments

Table 8 – Investments

R$ million	3Q19	3Q18	2Q19	YoY	QoQ	2019	2018	YoY
Capex								
Brazil	2,060	1,502	2,057	37.1%	0.2%	5,835	3,992	46.1%
International Operations	5	24	4	-80.1%	24.5%	16	29	-44.6%
Total	**2,065**	**1,526**	**2,061**	**35.3%**	**0.2%**	**5,851**	**4,021**	**45.5%**

The Company's consolidated Capex, including international operations, totaled R$ 2,065 million in 3Q19, up 35.3% over 3Q18 and in line with 2Q19. Capex in Brazilian operations totaled R$ 2,060 million in 3Q19, 37.1% higher than in 3Q18 and in line with 2Q19.

The increase in Capex in 2019 (+45.5 y.o.y.) reflected the acceleration of investments foreseen in the Company's Strategic Plan, focusing on the expansion of FTTH, high-speed broadband and 4G and 4.5G mobile coverage.

Operational Cash Flow (Routine EBITDA – Capex)

Table 9 - Operational Cash Flow

R$ million	3Q19	3Q18	2Q19	YoY	QoQ	2019	2018	YoY
Oi S.A.								
Routine EBITDA	979	1,459	1,218	-32.9%	-19.6%	3,448	4,594	-25.0%
Capex	2,065	1,526	2,061	35.3%	0.2%	5,851	4,021	45.5%
Routine Operational Cash Flow (EBITDA - Capex)	**-1,086**	**-67**	**-843**	**1522.6%**	**28.8%**	**-2,403**	**573**	**-519.8%**
IFRS 16 Effects	395	0	381	-	-	1,153	0	-
Routine Operational Cash Flow (EBITDA - Capex) - Ajusted	**-691**	**-67**	**-462**	**932.3%**	**49.5%**	**-1,251**	**573**	**-318.4%**

Table 10 - Operational Cash Flow from Brazilian Operations

R$ million	3Q19	3Q18	2Q19	YoY	QoQ	2019	2018	YoY
Oi S.A.								
Routine EBITDA	1,008	1,454	1,208	-30.7%	-16.6%	3,454	4,576	-24.5%
Capex	2,060	1,502	2,057	37.1%	0.2%	5,835	3,992	46.1%
Routine Operational Cash Flow (EBITDA - Capex)	-1,053	-49	-849	2062.2%	24.0%	-2,381	583	-508.2%
IFRS 16 Effects	395	0	381	-	-	1,153	0	-
Routine Operational Cash Flow (EBITDA - Capex) - Ajusted	-658	-49	-469	1250.9%	40.4%	-1,228	583	-310.6%

Consolidated routine operational cash flow (routine EBITDA minus Capex) was negative by R$ 1,086 million in 3Q19, while routine operational cash flow in Brazilian operations was negative by R$ 1,053 million, mainly due to acceleration of investments and lower revenues, which impacted EBITDA, as mentioned in the Capex and Revenues sections.

Depreciation/Amortization

Table 11 – Depreciation and Amortization

R$ million	3Q19	3Q18	2Q19	YoY	QoQ	2019	2018	YoY
Depreciation and Amortization								
Total	1,510	1,465	1,496	3.1%	0.9%	4,469	4,325	3.3%
IFRS 16 Effects	242	0	233	-	-	703	0	-
Total - Ajusted	1,752	1,465	1,729	19.6%	1.3%	5,171	4,325	19.6%

Depreciation and amortization expenses totaled R$ 1,510 million in 3Q19 (+3.1% y.o.y. and +0.9% q.o.q.).

Financial Results

Table 12 – Financial Result (Oi S.A. Consolidated)

R$ million	3Q19	3Q18	2Q19	2019	2018
Oi S.A. Consolidated					
Net Interest (on fin. investments and loans and financing)	-386	-358	-330	-1,016	2,396
Amortization of fair value adjustment	-294	-232	-204	-714	-558
Net FX Result (on fin. investments and loans and financing)	-645	-279	125	-617	-1,329
Other Financial Income / Expenses	-810	-587	-732	-895	27,016
Net Financial Income (Expenses)	**-2,135**	**-1,455**	**-1,142**	**-3,241**	**27,525**
IFRS 16 Effects	-241	0	-232	-710	0
Net Financial Income (Expenses) - Ajusted	**-2,376**	**-1,455**	**-1,374**	**-3,951**	**27,525**

In 3Q19, Oi S.A. recorded a consolidated net financial expense of R$ 2,376 million, versus net financial expenses of R$ 1,374 million in 2Q19 and R$ 1,455 million in 3Q18.

The sequential increase was mainly due to the recognition of expenses in the "Net FX Result", due to the 8.7% devaluation of the real against the US dollar in the period, versus revenues recorded in 2Q19 as a result of the appreciation of the real against the US dollar. In addition, the "Other Financial Income/Expenses" line recorded higher financial expenses in 3Q19, due to the FX variation of other liabilities and higher monetary restatement of contingencies, which were partially offset by the financial gain from the reversal of the monetary restatement related to the gain from PIS/COFINS credits on ICMS tax. The "Amortization of Fair Value Adjustment" line was also impacted by the devaluation of the real against the US dollar and the euro in the quarter. The "Net Interest" line remained virtually flat.

In the annual comparison, consolidated net financial expenses increased, due to the devaluation of the real against the US dollar in the quarter, which caused higher financial expenses under "Net FX Result". In 3Q18, the real depreciated 3.84% against the US dollar.

Net Earnings (Loss)

Table 13 – Net Earnings (Loss) (Oi S.A. Consolidated)

R$ million	3Q19	3Q18	2Q19	YoY	QoQ	2019	2018	YoY
Net Earnings (Loss)								
Earnings before interest and taxes (EBIT)	-3,352	-6	-446	n.m.	n.m.	-3,022	425	-810.5%
Financial Results	-2,135	-1,455	-1,142	n.m.	87.0%	-3,241	27,525	n.m.
Income Tax and Social Contribution	-209	126	-37	n.m.	n.m.	-290	8	n.m.
Net Income (Loss) from Continuing Operations	-5,695	-1,335	-1,625	326.6%	250.5%	-6,554	27,958	n.m.
Consolidated Net Income (Loss)	-5,695	-1,335	-1,625	326.6%	250.5%	-6,554	27,958	n.m.
IFRS 16 Effects	-89	0	-85	-	-	-260	0	-
Consolidated Net Income (Loss) - Ajusted	-5,784	-1,335	-1,709	333.2%	238.4%	-6,814	27,958	n.m.
attributable to owners of the Company	-5,747	-1,336	-1,559	330.0%	268.6%	-6,738	27,949	n.m.
attributable to non-controlling interests	-37	1	-150	n.m.	-75.6%	-76	9	n.m.

In 3Q19, the Company's operating earnings (loss) before the financial result and taxes (EBIT) came to a loss of R$ 3,352 million, versus a loss of R$ 6 million in 3Q18 and a loss of R$ 446 million in 2Q19. In 3Q19, the Company recorded a net financial expense of R$ 2,135 million and income tax and social contribution expenses of R$ 209 million, resulting in a consolidated net loss of R$ 5,695 million. Considering the effects of IFRS 16, consolidated net loss totaled R$ 5,784 million.

Debt & Liquidity

Table 14 – Debt

R$ Million	Sep/19	Sep/18	Jun/19	% Gross Debt
Debt				
Short Term	139	500	313	0.8%
Long Term	17,766	15,636	16,555	99.2%
Total Debt	**17,905**	**16,136**	**16,868**	**100.0%**
In Local Currency	8,461	7,390	8,160	47.3%
In Foreign Currency	9,444	8,747	8,714	52.7%
Swaps	0	0	-6	0.0%
(-) Cash	-3,192	-5,161	-4,296	-17.8%
(=) Net Debt	**14,713**	**10,976**	**12,573**	**82.2%**

Oi S.A. ended 3Q19 with consolidated gross debt of R$ 17,905 million, an increase of 6.1%, or R$ 1,037 million, over 2Q19 and 11.0%, or R$ 1,769 million, over 3Q18. The sequential and annual increases were due to interest accrual and amortization of the present value adjustment, which contributed to increasing debt every quarter, as well as the devaluation of the real against the US dollar in the sequential (8.7%) and the annual (4.0%) comparisons.

At the end of September, foreign-currency represented 52.7% of fair value debt. The debt's consolidated average term remained at 11 years in 3Q19.

The Company closed 3Q19 with a consolidated cash position of R$ 3,192 million, a decline of R$ 1,104 million in the period, versus a reduction of around R$ 1,970 million in the previous quarter. As a result, net debt totaled R$ 14,713 million in 3Q19. The reduction in the cash position was mainly due to high Capex, in line with the Company's Strategic Plan, and the payment of non-recurring obligations related to the implementation of the Plan, including payment of half-yearly interest on the Qualified Bond.

Table 15 – Cash Position (Brazilian Operations)

R$ Million

2Q19 Cash Position	4,296
Routine EBITDA	1,008
Capex	-2,060
Working capital	167
Anatel Taxes	0
Judicial Deposits + Taxes	203
Financial operations	-92
Payments to Creditors JR	-329
3Q19 Cash Position	**3,192**

Table 16 – Gross Debt Breakdown

R$ Million

Gross Debt Breakdown - 3Q19	Face Value	Fair Value Adjustment	Fair Value
BNDES	3,867	-	3,867
Local Banks	9,094	(4,518)	4,576
ECAs	6,921	(4,344)	2,576
Qualified Bonds	7,010	(813)	6,197
Facility "Non Qualified"	370	(137)	232
General Offering	4,504	(4,033)	471
Other	-14	-	-14
Total Gross Debt	**31,752**	**(13,846)**	**17,905**

Table 17 – Statement of Operations (Oi S.A. Consolidated)

R$ million	3Q19	IFRS 16	2Q19 [IFRS 16]	2019	IFRS 16	2019 [IFRS 16]
Net Operating Revenues	**5.001**	**0**	**5.001**	**15.223**	**0**	**15.223**
Operating Costs and Expenses	**-6,843**	**395**	**-6,448**	**-13,776**	**1,153**	**-12,624**
Personnel	-615	-	-615	-1,819	-	-1,819
Interconnection	-110	-	-110	-351	-	-351
Third-Party Services	-1,516	-	-1,516	-4,526	-	-4,526
Network Maintenance Service	-251	-	-251	-782	-	-782
Handset Costs/Other (COGS)	-38	-	-38	-132	-	-132
Marketing	-148	-	-148	-334	-	-334
Rent and Insurance	-1,072	395	-677	-3,166	1,153	-2,014
Provision for Contingencies	-72	-	-72	-186	-	-186
Provision for Bad Debt	-160	-	-160	-427	-	-427
Taxes and Other Revenues (Expenses)	-2,862	-	-2,862	-2,052	-	-2,052
EBITDA	**-1,842**	**395**	**-1,447**	**1,446**	**1,153**	**2,599**
Margin %	-28.8%	n.m.	-28.9%	17.1%	n.m.	17.1%
Depreciation and Amortization	-1,510	-242	-1,752	-4,469	-703	-5,171
EBIT	**-3,352**	**153**	**-3,199**	**-3,022**	**450**	**-2,572**
Financial Expenses	-3,634	-241	-3,875	-6,071	-710	-6,781
Financial Income	1,499	0	1,499	2,830	0	2,830
Net Earnings (Loss) Before Tax and Social Contribution	**-5,487**	**-88**	**-5,575**	**-6,264**	**-260**	**-6,524**
Income Tax and Social Contribution	-209	-	-209	-290	-	-290
Consolidated Net Earnings (Loss)	**-5,695**	**-88**	**-5,784**	**-6,554**	**-260**	**-6,814**
Margin %	-113.9%	n.m.	-115.6%	-44.8%	n.m.	-44.8%

Table 18 – Balance Sheet (Oi S.A. Consolidated)

R$ million	06/30/2019	IFRS 16	06/30/2019 (IFRS 16)	03/31/2019	06/30/2018
TOTAL ASSETS	**64,809**	**8,058**	**72,867**	**76,367**	**67,231**
Current	**20,155**	**0**	**20,155**	**21,937**	**22,835**
Cash and cash equivalents	2,979	0	2,979	4,061	5,069
Financial investments	179	0	179	197	30
Derivatives	0	0	0	6	0
Accounts Receivable	6,616	0	6,616	6,677	7,282
Inventories	318	0	318	319	261
Recoverable Taxes	493	0	493	651	635
Other Taxes	1,477	0	1,477	1,726	836
Assets in Escrow	1,521	0	1,521	1,522	1,391
Held-for-sale Assets	4,870	0	4,870	4,781	5,360
Other Current Assets	1,702	0	1,702	1,997	1,071
Non-Current Assets	**44,654**	**8,058**	**52,712**	**54,430**	**44,395**
Long Term	11,146	0	11,146	10,028	9,238
.Other Taxes	3,063	0	3,063	1,913	695
.Financial investments	35	0	35	38	62
.Assets in Escrow	6,956	0	6,956	7,192	7,621
.Other	1,092	0	1,092	885	859
Investments	118	0	118	117	119
Property Plant and Equipment	30,449	8,058	38,506	37,775	27,538
Intagible Assets	2,942	0	2,942	6,509	7,501
TOTAL LIABILITIES	**64,809**	**8,058**	**72,867**	**76,367**	**67,231**
Current	**10,417**	**1,506**	**11,923**	**12,010**	**9,665**
Suppliers	5,900	0	5,900	6,038	4,375
Leases	0	1,506	1,506	1,467	0
Loans and Financing	139	0	139	319	500
Payroll and Related Accruals	942	0	942	785	848
Provisions	515	0	515	506	696
Pension Fund Provision	0	0	0	0	108
Payable Taxes	47	0	47	20	130
Other Taxes	956	0	956	971	814
Dividends Payable	6	0	6	6	6
Liabilities associated to held-for-sale assets	526	0	526	473	637
Authorizations and Concessions Payable	39	0	39	36	74
Other Accounts Payable	1,346	0	1,346	1,390	1,477
Non-Current Liabilities	**34,137**	**6,725**	**40,862**	**38,497**	**31,302**
Suppliers	3,255	0	3,255	3,054	3,592
Leases	0	6,725	6,725	6,881	0
Loans and Financing	17,766	0	17,766	16,555	15,636
Payable and Deferred Taxes	177	0	177	53	3,150
Other Taxes	690	0	690	639	618
Contingency Provisions	4,600	0	4,600	4,161	4,792
Pension Fund Provision	621	0	621	610	571
Other Accounts Payable	7,026	0	7,026	6,743	2,942
Shareholders' Equity	**20,255**	**-174**	**20,081**	**25,859**	**26,263**

Please note

The main tables in this Earnings Release will be available in Excel format in the "Financial Information/Quarterly Reports" section of the Company's website:

http://www.ri.oi.com.br/conteudo_en.asp?idioma=1&conta=44&tipo=43743

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company's website: https://www.oi.com.br/ri/conteudo_en.asp?idioma=1&conta=44&tipo=44334

Subsequent Events

- On October 31, 2019, the Company disclosed a Material Fact, pursuant to the judgment rendered by the judge of the 7th Business Court of Rio de Janeiro, within the scope of a procedural incident filed under seal, announcing that, on October 30, 2019, Oi's Board of Directors approved the election of (i) Ms. Camille Loyo Faria to the position of Chief Financial and Investor Relations Officer, replacing Mr. Carlos Augusto Machado Pereira de Almeida Brandão; and (ii) Mr. Antonio Reinaldo Rabelo Filho to the position of Chief Legal Officer, which until then was held by the Chief Executive Officer, Mr. Eurico de Jesus Teles Neto, who will continue to perform his duties as CEO.
- On November 21, 2019, the Company informed the market that, if its shares fail to remain consistently above R$ 1.00 after the implementation of the next stages set out in the strategic plan already disclosed to the market, it intends to propose to the Company's Board of Directors, at the time of the next Annual Shareholders' Meeting, to be held in April 2020, to include the reverse share split discussion in the agenda, pursuant to applicable regulations.

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

Table 19 – Shares of the Company's Capital Stock

	Capital	Treasury	Free-Float[1]
Common	5,796,477,760	30,595	5,796,443,362
Preferred	157,727,241	1,811,755	155,915,462
Total	**5,954,205,001**	**1,842,350**	**5,952,358,824**

Shareholding position as of 9/30/2019
(1) The outstanding shares do not consider the shares held by the Board of Directors and by the Executive Board.

DISCLAIMER

Rio de Janeiro, December 2, 2019. This report includes consolidated financial and operating data for Oi S.A. – - Under Judicial Reorganization ("Oi S.A." or "Oi" or "Company") and its direct and indirect subsidiaries as of September 30, 2019. In compliance with CVM instructions, the data are presented in accordance with International Financial Reporting Standards (IFRS). Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as "projects", "estimates", "anticipates", "expects", "plans", "hopes" and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi – Investor Relations

Marcelo Ferreira	+55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Bruno Nader	+55 (21) 3131-1629	bruno.nader@oi.net.br